UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EMMIS COMMUNICATIONS CORPORATION
(Name of Issuer)

          Common Stock – Class A, $.01 par value per share
(Title of Class of Securities)

             291525103
(CUSIP Number)

Mark D. Lerner
Chesapeake Partners Management Co., Inc.
2800 Quarry Lake Drive, Suite 300
Baltimore, MD 21209
(410) 602 0195

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           April 13, 2009
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

CHESAPEAKE PARTNERS MANAGEMENT CO., INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

MARYLAND, US
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,682,256
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

1,682,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,682,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.29% based on 31,767,456 shares outstanding as of January 5, 2009.
14	TYPE OF REPORTING PERSON

CO, IA

SCHEDULE 13D

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

MARK D. LERNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,682,256
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

1,682,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,682,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.29% based on 31,767,456 shares outstanding as of January 5, 2009.
14	TYPE OF REPORTING PERSON

IN, HC

SCHEDULE 13D

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

TRACI J. LERNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,682,256
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

1,682,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,682,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.29% based on 31,767,456 shares outstanding as of January 5, 2009.
14	TYPE OF REPORTING PERSON

IN, HC

SCHEDULE 13D

Page 5 of 8 Pages

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed by Chesapeake Partners Management, Co., Inc.. (“CPMC”), Mark D. Lerner ("Mr.  Lerner") and Traci J. Lerner ("Ms. Lerner" and collectively with CPMC and Mr. Lerner, the "Reporting Persons") filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2007.  Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

(a), (b) and (c) This statement is being filed by Chesapeake Partners Management Co., Inc. (“CPMC”), Mark D. Lerner (“Mr. Lerner”) and Traci Lerner (“Ms. Lerner” and collectively with CPMC and Mr. Lerner, the “Reporting Persons”). The address of the principal business and principal office of the Reporting Persons is 2800 Quarry Lake Drive, Suite 300, Baltimore, MD 21209.

This Statement relates to the Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership (“CPLP”); and Chesapeake  Partners Master Fund Ltd., a Cayman Islands exempted company ("CPMF").  CPMC serves as investment manager to each of CPLP and CPMF.  CPMC also serves as the General Partner of CPLP.  Mr. Lerner and Ms. Lerner are officers of CPMC.  In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for each of CPLP and CPMF.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to add the following information for updating as of April 15, 2009.

(a) and (b) According to information filed by the Company with the Commission, as of  January 5, 2009, the number of Shares outstanding was 31,767,456  based on the Company’s Report on Form 10Q-A, filed on January 12, 2009.  Each of the Reporting Persons may be deemed to beneficially own the aggregate number of Shares set forth in the table below:

Reporting Persons	Number of Shares	Percentage of Class Outstanding

CPMC	1,682,256	5.29%
Mr. Lerner	1,682,256	5.29%
Ms. Lerner	1,682,256	5.29%

This amount consists of (A) 877,055 Shares held for the account of CPLP, and (B) 805,201 Shares held for the account of CPMF.  The Reporting Persons have shared power to vote, direct the vote, dispose of or direct the disposition of the Shares that they beneficially own.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no reportable transactions with respect to the Shares since February 13, 2009 (60 days prior to the date of the event requiring the filing of this statement) by any of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or

SCHEDULE 13D

Page 6 of 8 Pages

the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct..

Date: April 15, 2009	CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

Date: April 15, 2009	MARK D. LERNER

/s/ Mark D. Lerner

Date: April 15, 2009	TRACI LERNER

/s/ Traci Lerner

SCHEDULE 13D

Page 8 of 8 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
EMMIS COMMUNICATIONS CORPORATION

A.  Transactions for the account of Chesapeake Partners Limited Partnership in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
04/13/2009	SELL	65,005	$0.35
04/14/2009	SELL	40,494	$0.35
04/15/2009	SELL	25,727	$0.34

B.  Transactions for the account of Chesapeake  Partners Master Fund Ltd., Inc. in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
04/13/2009	SELL	59,500	$0.35
04/14/2009	SELL	37,300	$0.35
04/15/2009	SELL	23,500	$0.34